David Lubin & Associates, PLLC
5 North Village Avenue
Rockville Centre, NY 11570
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

October 22, 2010

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Anne Nguyne-Parker, Branch Chief

Re:          Tundra Gold Corp.
Amendment No. 1 to
Registration Statement on Form S-1
Filed August 26, 2010
File No. 333-169066

Dear Ms. Nguyne-Parker:

Tundra Gold Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amendment ") in response to the Commission's comments, dated September 21, 2010 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on August 26, 2010.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

General

1.
Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

Response:  We note the Commission’s comment and where a change was made in one section we have made a parallel change to all affected disclosure. We are also providing page number references to each response as requested by the Commission.

2.
Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." See Release No. 33-6932 (April 28, 1992).  Please provide us with an analysis as to why you are not a blank check company and subject to the requirements of Rule 419. In your response, please disclose your specific business plan. While you state that your business plan is "to acquire, explore, and if warranted and feasible, develop natural resource properties," disclose the specific properties you are seeking. Tell us your specific plans, including:

•
The experience of your sole officer in executing your business plan of acquiring, exploring and developing properties for gold. In this regard, we note Mr. Basrai's involvement with Ranger Gold Corp. Provide specific disclosure about when Mr. Basrai joined Ranger Gold and the specific steps, including expenditures, Ranger Gold has taken in furtherance of its business plan.

•	The amount of resources currently on hand.

•
Substantive steps taken in furtherance of a business plan. In this regard, we note your disclosure on page 38. Discuss the specific components of the $5,000 to be spent in the next 12 months for "G&A including expert consultant fees” and the $30,000 to be spent for "Initial property assessment."

•	The specific timelines for completing the plan, and the specific circumstances that would cause you to delay.

Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

Response:  As provided for in the Amendment, the Company is currently in the process of compiling all historic drilling and sampling results with respect to the Marietta property leased from MinQuest (pages 25 and page 31). These results will be evaluated to determine if one or more precious metals may exist within the property boundaries. Management of the Company intends to focus its resources on this property and has no intentions to acquire or merger with another company; the Amendment provides a statement by the Company to this effect (see “Plan of Operation” in the MD&A section on page 31 of the Amendment). The phrase “to acquire, explore, and if warranted and feasible, develop natural resource properties” has been deleted from the Amendment as the only property the Company intends to explore is the Marietta property (see “Description of Business” on page 25).

While Mr. Basrai has limited experience exploring and developing properties for gold, Tundra has appointed Mr. William P. Eastwood, an expert geologist to the board of directors and he will provide addition guidance necessary to execute our business plan. As provided for in the Amendment on page 34, Since October 28, 2009, Mr. Basrai has been the principal executive and financial officer of Ranger Gold Corp. Ranger currently has two properties which they are exploring – the CX property in Nye County, Nevada and the Truman property in Mineral County, Nevada. The board of directors of Ranger has authorized a $150,000 exploration program on each of these properties. As of June 30, 2010, Ranger had approximately $460,000 in cash to explore these properties.

As of the date of this letter, the Company has approximately $65,000 in cash available which it intends to use as provided for in the “Plan of Operation” in the MD&A section provided for on page31 of the Amendment.

A discussion of the specific components of the $5,000 to be spent in the next 12 months for "G&A including expert consultant fees” and the $30,000 to be spent for "Initial property assessment is provided in the “Plan of Operation” in the MD&A section provided for on page 31 of the Amendment.

The specific timelines for completing the plan, and the specific circumstances that would cause delay are discussed in the Amendment (see “Description of Business” on page 25 and plan of Operation” in the MD&A section provided for on page 31).

3.	In addition, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

Response:  We note the Commission’s comment and the Amendment has been revised to reflect that the Company has no current arrangements to engage in any mergers and acquisitions with other companies or entities. See “Plan of Operation” in the MD&A section on page 31.

4.      Provide the information regarding dilution, as required by Item 506 of Regulation S-K.

Response: We note the Commission’s comment and respectfully submit that the information regarding dilution required by Item 506 of Regulation S-K is not required in the Amendment.

Risk Factors, page 14

5.
Certain parts of your risk-factor disclosure appear to be generic. Please revise the following passages to tailor them to your circumstances, or alternatively delete them if you are unable to describe a material risk to your business:

•
Page 19: '"Native groups have made extensive land claims to large areas of land within various parts of the United States.” It is unclear whether you are discussing your property in Mineral County, Nevada.

•	Page 19: "Access to our property may be restricted through some of the year due to weather in the local area." It is unclear whether you are referring to the Nevada climate.

•
Page 24: "Currently, we have no employees, no products in development, no manufacturing facilities and no intellectual property rights. As we develop our product, obtain regulatory approval, hire employees and consultants and seek to protect our intellectual property rights, our, our [sic] current design for internal control over financial reporting..." This description differs from your description of your business as a natural resources prospector.

Response:  The risk factor on page 19 (formerly risk factor #16) has been deleted from the Amendment as it is inapplicable to the Company and its business.

The risk factor on page 19, now on page 13 (risk factor #16) has been revised to refer to the Nevada climate. The sentence regarding no products, manufacturing or intellectual property contained in the risk factor on page 24 (formerly risk factor #27) has been deleted from the Amendment.

Because our sole executive officer and directors...«page 16

6.
Please describe specifically the conflicts of interest to which you refer. We note that Mr. Basrai's interest in Ranger Gold Corp. would appear to present a conflict. Mr. Eastwood's position as a consultant employed by MinQuest, according to MinQuest's website flittp://www.ininquestinc;com/Corporate.aspx\ would also appear to be a conflict. Please identify and explain all conflicts from an investor's perspective.

Response:  Risk factor #7 on page 10 of the Amendment has been revised to specifically describe the conflicts of interest as a result of the other positions of Messrs. Basrai and Eastwood.

7.
Please remove all mitigating language from your risk-factor disclosure, such as the statement on page 16 that you will work with several geologists in order to ensure that you are not overly reliant on any one of your directors to provide geological services, and the statement that there have not been any conflicts of interest between your officers and directors and the company to date. Please review your entire Risk Factors section in light of this comment.

Response: All mitigating language from the risk factor disclosures has been removed. Specifically, the mitigating language in risk factor #7 on page 10 and risk factor #14 on page 12 have been deleted.

Because of our reliance on MinOuest.... page 16

8.
Please explain what you mean when you say that "Our property has been acquired from MinQuest." It appears that you did not acquire the property, but have acquired only the right to conduct mineral exploration activities on the property with the subsequent right to participate in the development of minerals from the property. Please revise for clarity.

Response:  Risk factor #9 on page 16 has been revised in accordance with the comments of the Commission. The same clarification was made in the Description of Business and the MD&A sections on pages 25 and 31, respectively.

Acquisition of Interest page 34

9.	Please disclose that you have the right to terminate the lease agreement at any time upon 60 days advance written notice.

Response:  We note the Commission’s comment and respectfully submit that our initially filing disclosed in the last paragraph on page 27 under “Acquisition of Interest” that the Company had the right to terminate the lease agreement at any time upon 60 days advance written notice.

Directors. Executive Officers, Promoters and Control Persons, page 40

10.
We note your statement on page 40 that Mr. Basrai "is an accomplished businessman who has owned and operated several businesses in the Fremont, California area for over 30 years." Please replace the claim that Mr. Basrai is an accomplished businessman with disclosure identifying and describing the businesses which he has owned and operated, and his specific business experience during the past five years. Also disclose when he became the sole executive officer of Ranger Gold Corp. Refer to Item 401(e)(1) of Regulation S-K.

Response: The Amendment has been revised on page 33 in accordance with the comments of the Commission.

11.	Provide similar disclosure with respect to Mr. Eastwood. As indicated above, we note that he is a consultant for MinQuest.

Response:  The Amendment has been revised on page 33 in accordance with the comments of the Commission.

12.
We note Gurpartap Singh Basrai has signed most of your exhibits and is the sole officer and director of Ranger Gold. On the other hand, you have indicated on this Form S-l that the sole officer and director of the registrant is Gary Basrai. Please advise.

Response: The signature page to the Amendment has been revised in accordance with the comments of the Commission. Mr. Basrai has informed us that for all SEC filings and contracts executed on behalf of the Company he intends to use his full formal given name and not the colloquial English name.

13.
We note your statement on page 41 that none of your officers or directors has been affiliated with any company which has filed for bankruptcy "within the last five years." Please revise your disclosure to comply with Item 401 (f) of Regulation S-K, which covers the past ten years.

Response: The Amendment has been revised on page 34 in accordance with the comments of the Commission.

Certain Relationships and Related Transactions. Page 43

14.
Given that Mr. Eastwood joined your board of directors on May 15, 2010, that he is a consultant for MinQuest and that you executed the lease agreement with MinQuest on May 8, 2010, please provide us with an analysis as to why the lease agreement is not considered a related party transaction.

Response:  Mr. Eastwood’s role as a consultant to MinQuest has been provided for in the Amendment on pages 10, 25 and 33, each time there is a reference to Mr. Eastwood. We respectfully submit that the lease agreement should not be considered a related party transaction with the meaning of Item 404(a) of Regulation S-K.  On the date that the board of directors approved the Minerals Lease Agreement with MinQuest, Mr. Eastwood was not a director. Furthermore, Mr. Eastwood does not have any direct or indirect interest in MinQuest and does not participate in the management decisions of MinQuest. Mr. Eastwood plays no role in decisions on which properties are acquired or dropped by MinQuest.

Financial Statements

General

15.	Please update the financial statements in your registration statement to comply with Rule 8-08 of Regulation S-X.

Response: In accordance with the Commission’s comment, the financial statements in the Amendment have been updated to comply with Rule 8-08 of Regulation S-X.

Note 2 - Ability to Continue as a Going Concern, page F-7

16.	Please revise your disclosure on this page, page 6 and elsewhere in your filing to reflect inception date of September 16, 2009 instead of September 16, 2010.

Response: We note the Commission’s comment and the Amendment has been revised to reflect inception date of September 16, 2009 instead of September 16, 2010.

Signatures, page 49

17.	Please revise your signature page to identify your principal financial officer and your controller or principal accounting officer. Refer to Instruction 1 to the Signatures section of Form S-1.

Response: The Amendment has been revised to identify Mr. Basrai as the principal financial officer and accounting officer.

Exhibit 5.1

18.
We note the statement that counsel is admitted to practice law in New York. Generally, counsel may not opine on the laws of a state in which counsel is not admitted to practice if the opinion refers to counsel's expertise on the laws of another state, other than Nevada. Accordingly, your next amendment should include either a new legal opinion issued by counsel licensed to practice in Nevada or a revised legal opinion which includes no reference to the laws of New York or to any state other than Nevada.

Response: We note the Commission’s comment and a revised legal opinion has been filed with the Amendment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement. Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc: Gurpartap Singh Basrai